



SECURI[illegible] 05043830 [illegible]N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mewbourne Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3901. S. Broadway
(No. and Street)

Tyler (City) Texas (State) 75701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Roe Buckley (903) 561-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800 (Address) Dallas (City) Texas (State) 75201 (Zip Code)

PROCESSED
SEP 14 2005
THOMSON FINANCIAL



CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Roe Buckley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mewbourne Securities, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


GLENDA F. KLINE
Notary Public
STATE OF TEXAS
My Comm. Exp. 5-28-2007

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors

To the Board of Directors
Mewbourne Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Mewbourne Securities, Inc. at June 30, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental data on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



August 25, 2005

Mewbourne Securities, Inc.
Statement of Financial Condition
For the Year Ended June 30, 2005

		2005
Assets		
Cash and cash equivalents	$	69,603
Marketable securities		5,691
Other assets		1,278
Total assets	$	76,572
Liabilities and Stockholder's Equity		
Accounts payable, affiliate	$	3,531
Stockholder's equity:		
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		149,881
Accumulated deficit		(76,850)
Total stockholder's equity		73,041
Total liabilities and stockholder's equity	$	76,572

The accompanying notes are an integral part of these financial statements.

Mewbourne Securities, Inc.
Statement of Operations
For the Year Ended June 30, 2005

	2005
Revenue:	
Sales commissions	$ 2,800
Interest income	324
Gain on investments	819
Other income	175
	4,118
Expense:	
Registration fees	21,786
Insurance	462
Professional services	14,445
Office services	4,056
Other taxes	522
Other expenses	55
Total expenses	41,326
Net loss	$ (37,208)

The accompanying notes are an integral part of these financial statements.

Mewbourne Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2005

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance at June 30, 2004	1,000	$ 10	$ 79,511	$ (39,642)	$ 39,879
Capital contribution	-	-	70,370	-	70,370
Net loss	-	-	-	(37,208)	(37,208)
Balance at June 30, 2005	1,000	$ 10	$ 149,881	$ (76,850)	$ 73,041

The accompanying notes are an integral part of these financial statements.

Mewbourne Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2005

	2005
Cash flows from operating activities:	
Net loss	$ (37,208)
Gain on investments	(819)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	356
Accounts payable, affiliate	(5,220)
Net cash used in operating activities	(42,891)
Cash flows from investing activities:	
Purchase of marketable securities	(4,500)
Net cash used in investing activities	(4,500)
Cash flows from financing activities:	
Capital contribution	70,370
Net cash provided by financing activities	70,370
Net change in cash and cash equivalents	22,979
Cash and cash equivalents, beginning of period	46,624
Cash and cash equivalents, end of period	$ 69,603

During the year ended June 30, 2005, the Company did not pay any income taxes or interest.

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

Organization

Mewbourne Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Texas corporation that is a wholly-owned subsidiary of Mewbourne Holdings, Inc. ("MHI"). The Company facilitates the sponsorship of interests in certain oil and gas limited partnerships. The Company does not receive any fees in performing this function.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

Revenue consists of interest income earned on a money market account and sales commissions earned.

Cash and Cash Equivalents

The Company considers all highly liquid investments, those with original maturities of three months or less at the date of acquisition, to be cash equivalents.

Other Assets and Marketable Securities

During 2000, in connection with the NASDAQ offering, the Company as a member of the NASD exercised its right to acquire warrants to purchase common stock in the NASDAQ market. The warrants were purchased for $3,300, are currently valued at $1,278 and are presented as Other Assets in the accompanying Statement of Financial Condition. In accordance with the provisions of Rule 15c3-1, this amount has been excluded from the computation of net capital as defined.

During June 2005, the Company exercised its right to purchase 300 shares of NASDAQ common stock for $15 per share. The investment in NASDAQ common stock is shown as marketable securities in the accompanying Statement of Financial Condition and is classified as available for sale. Accordingly, such securities are carried at fair value. In accordance with the provision of Rule 15c3-1, unrealized holding gains related to these securities have been included in the computation of net capital as defined.

2. Income Taxes

The Company is included in MHI's consolidated federal income tax return. Current income tax expense is calculated on a current basis at the MHI (consolidated) level and then allocated to the Company based on the ratio of its respective taxable income to the aggregate taxable income of all entities in the consolidated group that have taxable income. The Company reimburses MHI for its share of allocated taxes, but receives no reimbursement from MHI related to its allocated share of tax benefits.

Deferred income tax expense is calculated as if the company were a separate tax paying entity. Deferred income taxes are recognized for the tax consequences in future years of differences

between the tax basis of assets and liabilities and their financial reporting amounts at the balance sheet date based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to impact taxable income. Valuation allowances are necessary to reduce deferred tax assets to the amount expected to be realized.

Had the Company calculated current income tax expenses on a separate return basis, the Company would have recognized an income tax benefit of $12,651, resulting in a net loss of $24,557 for the year ended June 30, 2005. Under this method, the tax rate does not differ from the statutory rate.

At June 30, 2005, the Company had a deferred tax asset of $279 attributable to the prior year loss on expired warrants. The Company believes it is more likely than not that the deferred tax asset will not be realized by the Company. As a result, the Company has recorded a valuation allowance of $279 against the deferred tax asset.

The tax rate does not differ from the statutory rate.

3. Net Capital Requirements

Pursuant to the net capital provisions of the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. At June 30, 2005 the Company had net capital of $70,909 and a minimum net capital requirement of $5,000.

The Company's net capital ratio (aggregate indebtedness to net capital) at June 30, 2005 approximated 0:1. The Company is required to maintain a net capital ratio of 15:1 or less.

4. Related Party Transactions

Mewbourne Oil Company (MOC), an affiliate, provides a variety of services to the Company. MOC charges the Company for overhead reimbursements as well as accounting and other office services. Such charges are classified as office services on the accompanying Statement of Operations.

During the year ended June 30, 2005, the Company reimbursed MOC for overhead costs of $4,056. Such reimbursements are included in office services on the Statement of Operations.

Accounts Payable, affiliate, at June 30, 2005, consisted entirely of reimbursements owed to MOC for expenses MOC paid on behalf of the Company.

5. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended June 30, 2005. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

6. Financial Condition and Liquidity

The Company has historically generated operating losses and its activities have not provided the cash necessary to fund its operations or its financing and investing activities. As a result, the Company has been dependent upon MHI to contribute the capital necessary to fund its operations and its financing and investing activities. Management of the Company believes that it has sufficient cash on hand at June 30, 2005 to fund its operations and its financing and investing activities through June 30, 2006 without any additional capital contribution from MHI. In addition, although there is no legal or contractual requirement for it to do so, MHI has reaffirmed its ability and intent to provide additional capital contributions to the Company through at least June 30, 2006.

Supplemental Schedule

Mewbourne Securities, Inc.
Supplemental Schedule Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
June 30, 2005

The computation of Net Capital as of June 30, 2005 under Rule 15c3-1 of The Securities and Exchange Commission is as follows:

		2005
Total ownership equity qualified for net capital	$	73,041
Less non-allowable assets:		
Other assets		(1,278)
Net capital before haircuts		71,763
Haircut on security position		(854)
Net capital		70,909
Less net capital requirement		(5,000)
Excess net capital	$	65,909
Aggregate indebtedness	$	3,531
Ratio of aggregate indebtedness to net capital		5%

Statement Pursuant to Paragraph (D)(4) of Rule 17a-5

This computation of net capital pursuant to Rule 15c3-1 differs from the corresponding net capital amount prepared by Mewbourne Securities, Inc. and included in the Company's Part IIA (unaudited) FOCUS report as of June 30, 2005 by $3,500. The difference is attributable to an audit adjustment made to record additional office service expense.

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Mewbourne Securities, Inc. claims exemption from the requirements of Rule 15c3-3 under paragraph (k)(2)(i).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

To the Board of Directors of
Mewbourne Securities, Inc:

In planning and performing our audit of the financial statements and supplemental schedules of Mewbourne Securities, Inc. (the "Company") for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

PRICEWATERHOUSECOOPERS

of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



August 25, 2005